UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

Commission File Number: 333-221916

Corporación América Airports S.A.

(Name of Registrant)

4, rue de la Grêve
L-1643, Luxembourg
Tel: +35226258274
Fax: +35226259776

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2018 AND 2017

This report of foreign private issuer on Form 6-K (this “Form 6-K”) is being furnished by Corporación América Airports S.A. (“CAAP” or the “Company”) with the Securities and Exchange Commission (the “SEC”). The Company is furnishing this report on Form 6-K for the purpose of furnishing a copy of the Company’s unaudited condensed consolidated interim financial statements for the three month period ended March 31, 2018 and 2017 (the “Consolidated Financial Statements”) as Exhibit 99.1. The Consolidated Financial Statements are presented in U.S. Dollars and prepared in accordance with IAS 34, “Interim Financial Reporting.” These Consolidated Financial Statements, should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2017, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) of the International Accounting Standard Board (“IASB”) and the interpretations of the International Financial Reporting Interpretation Committee (“IFRIC”).

Exhibit Index

Exhibit No.	Description

99.1	CAAP Unaudited Condensed Consolidated Interim Financial Statements for the three month period ended march 31, 2018 and 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2018

Corporación America Airports S.A.

By:	/s/ Andres Zenarruza
Name: Andres Zenarruza
Title: Legal Manager

By:	/s/ Raúl Guillermo Francos
Name: Raúl Guillermo Francos
Title: Chief Financial Officer